

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

EXHIBIT 99.1

TIW COMPLETES TRANSACTION TO ACQUIRE ALL OF OSKAR HOLDINGS N.V.

Montréal, Canada, January 12, 2005 – Telesystem International Wireless Inc. ("TIW") announces that it has completed the transaction to increase its equity and voting interest in Oskar Holdings N.V. from 27.1% and 52.7%, respectively, to 100%, in exchange for approximately 46 million shares of TIW. Oskar Holdings holds 99.87% of Oskar Mobil a.s.

The 72.9% equity interest in Oskar Holdings was acquired from certain private equity investors, which include funds advised or managed by ABN AMRO Capital, Advent International Corporation, AlpInvest Partners, EMP Europe, the European Bank for Reconstruction and Development, JP Morgan Partners, Mediatel Capital and Part'Com. Funds advised or managed by JP Morgan Partners and EMP Europe, two significant shareholders of TIW, will receive respectively 17.4 million and 7.0 million of the TIW shares issued in the transaction.

The terms of the agreement restrict the selling shareholders' ability to resell or otherwise dispose of their TIW shares for a period of 12 months following closing of the transaction. Partial releases from this lock-up will occur on the first business day in each successive period of 45 days starting January 12, 2005, as to 5%, 5%, 18.75%, 18.75%, 7.5%, 7.5%, 18.75% and 18.75%, respectively, of their TIW shares on each release date.

This transaction increased the number of TIW common shares issued and outstanding from approximately 169.2 million common shares to 215.2 million.

All securities having been sold, this announcement appears as a matter of record only. The securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent a registration statement or an applicable exemption from the registration requirements. This does not constitute an offer or sale in any other jurisdiction in which such offer or sale is not permitted.



Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.1 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site addresses are:
www.tiw.ca
www.oskarholdings.com